Exhibit 99.1

Bilibili Files Its Annual Report on Form 20-F

SHANGHAI, China, March 29, 2019 (GLOBE NEWSWIRE) — Bilibili Inc. (NASDAQ: BILI) (“BILI” or the “Company”), a leading online entertainment platform for young generations in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on March 29, 2019. The annual report can be accessed on the Company’s investor relations website at http://ir.bilibili.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations Department, Bilibili Inc., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai 200433, People’s Republic of China.

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.
Juliet Yang
Tel: +86-21-2509 9255 Ext. 8523
E-mail: ir@bilibili.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6201
E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: bilibili@tpg-ir.com